December 16, 2024

Nancy Walsh
Chief Financial Officer
Katapult Holdings, Inc.
5360 Legacy Drive, Building 2
Plano, TX 75024

       Re: Katapult Holdings, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-39116
Dear Nancy Walsh:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services